SUBSIDIARIES LIST

China Digital Communication Group
Subsidiaries of the Company

Name	Country of Incorporation
Billion Electronic Co., Ltd.	British Virgin Islands
Shenzhen E’Jenie Technology Development Co., Ltd.	Peoples Republic of China